UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                           SOUTHSIDE BANCSHARES, INC.

                                (Name of Issuer)

                          Common Stock, $1.25 Par Value
                         (Title of Class of Securities)

                                   84470P 10 9

                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X]      Rule 13d-1(b)
         [ ]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 6 Pages

                         (Continued on following pages)

                                Page 2 of 6 Pages

         CUSIP No. 84470P 10 9                                Schedule 13G
                  page 3



--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON           Southside Bank Trust Department

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [ ]
                                                                     (b)   [ ]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Texas

--------------------------------------------------------------------------------


                    5    SOLE VOTING POWER             206,476

    NUMBER OF
      SHARES        6    SHARED VOTING POWER           192,656
   BENEFICIALLY
     OWNED BY
       EACH         7    SOLE DISPOSITIVE POWER        206,476
    REPORTING
   PERSON WITH
                    8    SHARED DISPOSITIVE POWER      192,656

--------------------------------------------------------------------------------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    399,132

--------------------------------------------------------------------------------

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                    5.4%

--------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON*

                                    BK

--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

         CUSIP No. 84470P 10 9                                Schedule 13G
                  page 4

         CUSIP No. 84470P 10 9                                Schedule 13G
                  page 5


Item 1.

          (a)  Name of Issuer:
               --------------

               Southside Bancshares, Inc.


          (b)  Address of Issuer's Principal Executive Offices
               -----------------------------------------------

               1201 South Beckham Avenue
               Tyler, Texas 75701

Item 2.

          (a)  Name of Person Filing:
               ---------------------

               Southside Bank Trust Department (the "Reporting Person")


          (b)  Address of Principal Business Office or, if none, Residence:
               -----------------------------------------------------------

               1201 South Beckham Avenue
               Tyler, Texas 75701


         (c)   Citizenship:
               -----------

               Texas


         (d)   Title of Class of Securities:
               ----------------------------

               Common Stock, $1.25 par value


         (e)   CUSIP No.:
               ---------

               84470P 10 9

Item  3.  If  this  statement  is  filed  pursuant  to   ss.ss.240.13d-1(b)   or
240.13d-2(b) or (c), check whether the person filing is a:

         (a)   [ ]  Broker or dealer registered  under section 15 of the Act (15
                    U.S.C. 78o).

         CUSIP No. 84470P 10 9                                Schedule 13G
                  page 6


          (b)  [X]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c).

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d)  [ ]  Investment  company  registered   under   section   of   the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e)  [ ]  An investment adviser in accordance with  ss.240.13d-1(b)(1)
                    (ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d- 1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  [ ]  Group, in accordance with  ss.240.13d-1(b)(1)(ii)(J).


Item 4.           Ownership.
                  ---------

         The following information relates to the reporting person's ownership of Common Stock, $1.25 par value, of the issuer as of May 23, 2000. All references to shares of Common Stock reflect a two-for-one stock split payable on May 20, 2000.

          (a)  Amount Beneficially Owned:
               -------------------------

                  399,132

          (b)  Percent of Class:
               ----------------

                  5.4%

         CUSIP No. 84470P 10 9                                Schedule 13G
                  page 7


          (c)  Number of Shares as to Which Such Person Has:
               --------------------------------------------

               (i)  Sole power to vote or to direct the vote:

                                    206,476

               (ii) shared power to vote or to direct the vote:

                                    192,656

               (iii) sole power to dispose or to direct the disposition of:

                                    206,476

               (iv) shared power to dispose or to direct the disposition of:

                                    192,656

Item 5.  Ownership of Five Percent or Less of a Class.
         --------------------------------------------

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
         ---------------------------------------------------------------

                  All of the  shares  reported  as  beneficially  owned  in this
Schedule 13G are held by the Reporting Person in a fiduciary capacity for the benefit of third parties. None of the interests of those third parties relates to more than five percent of the securities of the Issuer.

                  Of the 399,132  Shares reported as  beneficially owned in this
Schedule  13G, 192,656  shares  (the "Plan  Shares")  are held in the  Reporting
Person's capacity as Trustee for the Southside Bancshares Employee Stock Ownership Plan (the "Plan"). Under the Plan, the Reporting Person has little discretion with regard to the voting of the Plan Shares. The Reporting Person votes the Plan Shares as instructed by either the Plan participants or the Administrative Committee of the Plan, comprised of management of Southside Bancshares, Inc. (the "Issuer"). The Reporting Person shares the investment power over the Plan Shares with the Administrative Committee. The Reporting Person invests in the Issuer's stock at the direction of the Administrative Committee. The Reporting Person must purchase and maintain in the Plan sufficient shares of the Issuer's stock to make distributions in accordance with the Plan Agreement. The Administrative Committee decides the extent to which the Plan shall be invested

         CUSIP No. 84470P 10 9                                Schedule 13G
                  page 8

in the Issuer's stock. The Administrative Committee also decides the price at which the Issuer's stock will be purchased or sold.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.


                  Not Applicable.

Item 8. Identification and Classification of Members of the Group.
        ---------------------------------------------------------


                  Not Applicable.

Item 9. Notice of Dissolution of Group.
        ------------------------------

                  Not Applicable.


Item 10. Certification.
         -------------

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2000



                                               By:     /s/ Kathy Hayden
                                                       -------------------------
                                               Name/Title: Kathy Hayden,
                                                           Vice President and
                                                           Trust Officer